April 21, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-07-10

QUATERRA ACCELERATES EXPIRY OF WARRANTS

VANCOUVER, B.C. - Quaterra Resources Inc. (the “Company” or “Quaterra”) today announced that it has given notice to the holders (“Holders”) of non-transferable common share purchase warrants of the Company dated November 27, 2008, December 19, 2008, and January 15, 2009 (the “Warrants”) of the acceleration of the Expiry Date of the Warrants from November 27, 2010, December 19, 2010, and January 15, 2011 to May 25, 2010.

The terms of the warrant provide that:

In the event that, at any time after 4 months from the date of issue of the Warrant, the Company’s Common Shares have achieved or exceeded a closing price of US$1.00 for a 10 trading day consecutive period on the NYSE Alternext US or its successor (the tenth such trading day being the “Determination”), the Company may accelerate the warrant’s expiry date. The Company agrees that it will forthwith on the Determination immediately notify the Holder (the “Notice of Expiry”) of the accelerated expiry date, being a date which is not less than the (30th) thirtieth calendar day following the date of the Notice of Expiry (the “Accelerated Expiry Date”). All Warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the Holder(s).

The Holder may exercise the rights represented by this Warrant, in whole or in part (but not as to a fraction of a common share), by surrendering this Warrant (properly endorsed if required), together with a completed and signed Subscription Form in the form attached, at the Head Office of the Company at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5, together with payment in cash or by certified or cashier’s cheque, bank draft, or money order payable to or to the order of the Company for the purchase price of the number of common shares subscribed for.

The Company’s shares have traded at a closing price of greater than US$1.00 per share for a period of 10 consecutive trading days on the NYSE Amex (successor to NYSE Alternext US) for the period beginning April 8, 2010 and ending 10 consecutive trading days thereafter, namely April 21, 2010.  The first business day that is 32 days after the date on which this Notice is given is May 25, 2010.

Notice is hereby given, therefore, that the Company accelerates the date upon which the Warrants will expire from November 27, 2010, December 19, 2010, and January 15, 2011 to May 25, 2010, after which time the Warrants will be void and of no value.

Holders of Warrants are advised to attach this Notice to the Certificates representing their Warrants. If a Holder wishes to exercise a Warrant on or before 4:00 p.m. (PST) on May 25, 2010 such notice should refer to the Certificate representing such Holder’s Warrants and comply with the exercise procedure therein provided for.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.